Exhibit 99.2

News Release

Rosetta Genomics Names Genetic Technologies Limited Exclusive Distributor for Rosetta’s microRNA-based Assays in Australia, New Zealand and Singapore

•	GTG will distribute Rosetta Genomics’ three recently launched miRview™ tests in Australia, New Zealand and Singapore
•	By leveraging unique biomarkers called microRNAs, Rosetta’s miRview™ tests can offer patients and physicians new insights on cancer

Rehovot, Israel; Philadelphia; Melbourne, Australia (October 22, 2009) – Rosetta Genomics, Ltd. (NASDQ: ROSG), a leading developer of microRNA-based molecular diagnostics, and Genetic Technologies Limited (GTG) (Nasdaq:GENE; ASX:GTG), the leading private genetic testing laboratory in  Australia, announced today the signing of an exclusive distribution agreement for Rosetta Genomics’ three currently available diagnostic tests. Under the terms of the agreement, GTG will market Rosetta Genomics’ miRview™ tests in Australia, New Zealand and Singapore. Further financial terms were not disclosed.

“We have made remarkable progress in making our tests so widely available in the short time since they were launched early this year,” said Ronen Tamir, Chief Commercialization Officer of Rosetta Genomics. “We note that this distribution agreement marks Rosetta Genomics’ first entry into the Pacific Rim and represents the fifth continent on which our miRview™ tests will be sold.”

Mr. Tamir added, “Genetic Technologies is the leading marketer of genetic tests for a host of indications, including breast cancer, in Oceania. In addition, distinguishing mesothelioma from other lung cancers may be a particularly important task in Australia, where the mining industry is a key component of the country’s economy. We are very excited to be working with GTG to improve patient care.”

Paul MacLeman, Chief Executive Officer of Genetic Technologies said, “This is an important first step in Genetic Technologies’ move from predictive gene tests into advanced cancer management. We are seeking to leverage in-house developed tests through partnering with third party developers of novel tests. Through this approach, the company is aiming to rapidly build a comprehensive portfolio of genetic tools enabling oncologists to more effectively manage patient diagnosis and therapy, which may improve treatment outcomes. Genetic Technologies is very excited to announce its relationship with Rosetta Genomics, an acknowledged leader in the area of microRNA diagnostic test development.”

The following tests will be distributed by Genetic Technologies:

•
miRview™ mets – This test can accurately identify the primary tumor site in patients presenting with metastatic cancer, as well in patients whose tumor has not been identified, and consequently been labeled Cancer of Unknown Primary (CUP). As metastases need to be treated according to their primary origin, accurate identification of the metastases’ primary origin can be critical for determining appropriate treatment. Current diagnostic methods to identify the origin of a metastasis include a wide range of costly, time consuming and at times inefficient tests. miRview™ mets offers physicians a fast, accurate and easy-to-interpret diagnosis of the predicted primary origin.

•
miRview™ squamous – Using a single microRNA, miRview™ squamous differentiates squamous from non-squamous, non-small cell lung cancer (NSCLC) patients. When administered targeted therapy, whether currently available or under development, patients with squamous cell carcinoma of the lung have demonstrated varying response patterns ranging from a high incidence of severe or fatal internal bleeding in the lungs to overall poor response to treatment. Current methods for differentiating squamous from non-squamous non-small cell lung cancer are not standardized, are difficult to reproduce and have low accuracy. miRview squamous produces a single score that indicates whether a sample is squamous or non squamous NSCLC.

•
miRview™ meso – This test leverages microRNA’s high specificity as biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung. As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical. Currently, there is no single diagnostic test that is entirely conclusive for this differentiation. In addition, pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable marker mesothelioma can be difficult to identify from other cancers. miRview™ meso is a highly accurate test that may also assist physicians to rule out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers. MicroRNAs’ unique advantage as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block. It has been suggested that their small size (19-21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to rapidly degrade in samples preserved by this method. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced. To learn more about microRNAs, please visit www.rosettagenomics.com ..

About miRview™ Products
miRview™ are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview™ mets accurately identifies the primary tumor site in metastatic cancer and Cancer of Unknown Primary (CUP). miRview™ squamous accurately identifies the squamous subtype of non small cell lung cancer (NSCLC), which carries an increased risk of severe of fatal internal bleeding and poor response to treatment for certain therapies. miRview™ meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview™ tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the US alone, over 100,000 patients a year may benefit from the miRview™ mets test, 60,000 from miRview™ squamous, and 60,000 from miRview™ meso, with similar numbers of patients outside the US. The company’s tests are now being offered through distributors around the globe. For more information, please visit www.mirviewdx.com ..

About Rosetta Genomics
Rosetta Genomics (Nasdaq: ROSG) is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s first three microRNA-based tests, miRview™ squamous, miRview™ mets, and miRview™ meso, are commercially available through its Philadelphia-based CLIA-certified lab. Rosetta Genomics is the 2008 winner of Wall Street Journal’s Technology Innovation Awards in the medical/biotech category. To learn more, please visit www.rosettagenomics.com ..

About Genetic Technologies Limited
Genetic Technologies (ASX: GTG, NASDAQ Global Market: GENE) specializes in licensing, genetic testing and research. GTG’s exclusive access to a wide range of genetic tests enables it to expand its testing services throughout the Asia-Pacific region. The Company is the leading private provider of molecular diagnostics for cancer susceptibility in Australia and is seeking to build on this position through strategic relationships. GTG’s pipeline of innovative research projects will potentially add considerable further value to its licensing and genetic testing businesses.

Rosetta Genomics Company Contact:
Ron Kamienchick
215- 382- 9000 ext 318
investors@rosettagenomics.com

Investor Contacts:
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Genetic Technology Contacts:
Dr. Paul D.R. MacLeman
Chief Executive Officer
Genetic Technologies Limited
Phone: +61 3 8412 7000

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease, and Rosetta’s expected expansion of its global distribution network constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.